July 11, 2005

Mr. Todd Sherman

United States Securities and

  Exchange Commission

Staff Accountant

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  20549-0801

Re:  NBTY, Inc. (“NBTY” or the “Company”) - File No. 1-31788

Dear Mr. Sherman:

We are writing this letter in response to your verbal questions raised during our phone conversation on June 7, 2005 and confirmed through the facsimile transmission on June 17, 2005.  The numbering in the response below refers to the Staff’s original letter dated April 26, 2005. We appreciate the opportunity to provide additional information for these items.

2 (a).  Provide additional information comparing the product return accrual to actual returns for fiscal years 2004 and 2003.  Additionally, provide a sensitivity analysis for product sales returns, demonstrating the impact on the accrual if the product return estimates deviate 1% from original estimates.

NBTY Response (dollars in thousands)

The product return accrual compared to the actual returns for fiscal 2004 and 2003 were as follows:

	Product Return Accrual	Actual Returns
Fiscal 2004	$9,108	$40,246
Fiscal 2003	$7,313	$11,069

The Company calculated the sales return accrual by first calculating sales returns for its recently acquired subsidiary, Rexall, and then for the other NBTY business (“Historical NBTY”). The Company’s product return accrual was calculated by dividing actual historical returns by gross sales for the same period. In fiscal year 2004, gross sales for the previous four months ended in the fiscal September 30, 2004 year was multiplied by this percentage.  This calculation assumes a four-month lag for receiving returns. For fiscal 2003, the sales return percentage was multiplied by gross sales for the previous two months ended in the fiscal September 30, 2003 year for Historical NBTY and from the acquisition date of July 24, 2003 for Rexall. In addition to this calculated reserve, the Company also examines each open Return Authorization (“RA”) to accrue for returns which had been authorized, but not yet received by the Company. The sales return accrual represents the sum of the calculated accrual and open RAs.

Sales returns increased during 2004 primarily as a result of the Rexall acquisition, the integration thereof and a general increase in sales. During 2004, the Company integrated Rexall and made business decisions to accept returns for certain non-performing Rexall brands and replaced them with faster selling NBTY product. This resulted in $34,215 of Rexall brand returns during fiscal 2004. Due to the increase in returns during fiscal 2004, the Company changed the accrual methodology to include the assumption of a four month lag between the sale and return of product, as opposed to a two month lag assumed in fiscal 2003.

As of September 30, 2004, the estimated sales return percentage used for Rexall was 11.7 percent and the estimated sales return percentage used for Historical NBTY was 1.4 percent. As of September 30, 2003, the estimated sales return percentages used for Historical NBTY and Rexall were 2.5 percent. As Rexall was acquired July 24, 2003, the Company used the acquired reserve less actual Rexall returns, plus estimated future returns.

In order to perform a sensitivity analysis for the product return accrual, we assumed an increase or decrease of one percent in the reserve percentages used for both Rexall and Historical NBTY as of September 30, 2004 and 2003. As of September 30, 2004, a one percent increase or decrease in the estimated reserve percentages would result in an increase or decrease in the estimated product return reserve of approximately $1,130. As of September 30, 2003, a one percent increase or decrease in the estimated reserve percentages would result in an increase or decrease in the estimated product return reserve of approximately $1,102.

2 (e).  Please expand on the detail provided in your original response by providing a current year and prior year breakdown of the product return accrual.  Additionally, prepare a rollforward of product return accrual.

NBTY Response (dollars in thousands)

The Company prepared the following analysis to demonstrate the current year and prior year breakdown of the product return accrual:

	Historical NBTY	Rexall	Open RA’s	Total
Product return accrual @ 9/30/04	$983	$5,881	$2,244	$9,108
Product return accrual @ 9/30/03	708	6,330	275	$7,313

The following represents a rollforward of the product return accrual:

	9/30/2004	9/30/2003
Balance at Beginning of Year	$7,313	$983

Reserve for acquired receivables (@ 7/24/03)		9,467
Current provision	42,041	7,932
Actual Returns	(40,246)	(11,069)
Balance at End of Year	$9,108	$7,313

Of the actual returns, approximately $4,260 and $5,207 in fiscal 2004 and 2003, respectively, related to returns accrued for through the initial purchase price allocation for the Rexall acquisition. For the remaining fiscal 2004 and 2003 actual returns, the Company does not have the ability to track the returns by fiscal period of the original sale.

3.  Please confirm that in all future filings where EBITDA is shown as a supplemental non-GAAP operating measure, that the Company will include a discussion of the material limitations of EBITDA as an operating measure.

NBTY Response

The Company confirms that with regard to item 3 “EBITDA” from our letter, to the Staff dated May 27, 2005 that it will continue to provide disclosures, in all future filings where EBITDA is referenced, which will discuss the material limitations that EBITDA has when it is provided as a supplemental non-GAAP operating measure. The Company will continue to enhance its filings with the same disclosure from page 36 of the March 31, 2005 10-Q that EBITDA as a non-GAAP supplemental operating measure has certain the following material limitations:

•                  “It does not include interest expense. Because the Company borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted in generating revenue. Therefore, any measure that excludes interest has material limitations.

•                  It does not include taxes. Because the payment of taxes is a necessary and ongoing part of operations, any measure that excludes taxes has material limitations.

•                  It does not include depreciation and amortization expense. Because the Company uses capital assets, depreciation and amortization expense is a necessary element of costs and ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations.”

Please let me know if you have any questions.  We appreciate your comments and would be pleased to discuss these matters further at your request.

Sincerely,

/s/ Harvey Kamil
Harvey Kamil
President and Chief Financial Officer